UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D/A
(Amendment No. 13)*

Under the Securities Exchange Act of 1934

MAGAL SECURITY SYSTEMS LTD.
(Name of Issuer)

Ordinary Shares, par value NIS 1.00 per share
(Title of Class of Securities)

M6786D 10 4
(CUSIP Number)

Steven J. Glusband, Esq.
Carter Ledyard & Milburn LLP
2 Wall Street, New York, New York 10005
(212) 732-3200
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

December 14, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format will include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page will be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page will not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but will be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M6786D 10 4
1	NAME OF REPORTING PERSON: Mr. Nathan Kirsh I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not Applicable
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:(a)☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: PF, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Swaziland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER: 0 SHARED VOTING POWER: 7,107,290 Ordinary Shares* SOLE DISPOSITIVE POWER: 0 SHARED DISPOSITIVE POWER: 7,107,290 Ordinary Shares*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 7,107,290 Ordinary Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 44.15%
14	TYPE OF REPORTING PERSON: IN

______________________
*  The Eurona Foundation is a Liechtenstein trust controlled by Nathan Kirsh, who is the trustee of such entity.  The Eurona Foundation holds 100% of the shares of Ki Corporation Limited.  Ki Corporation Limited directly holds 7,107,290 ordinary shares of the Issuer.  Accordingly, Mr. Kirsh may be deemed to have the sole voting and dispositive power as to the 7,107,290 ordinary shares of the Issuer held by Ki Corporation Limited.

CUSIP No. M6786D 10 4
1	NAME OF REPORTING PERSON: The Eurona Foundation I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not Applicable
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:(a)☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Liechtenstein
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER: 0 SHARED VOTING POWER: 7,107,290 Ordinary Shares* SOLE DISPOSITIVE POWER: 0 SHARED DISPOSITIVE POWER: 7,107,290 Ordinary Shares*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 7,107,290 Ordinary Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 44.15%
14	TYPE OF REPORTING PERSON: OO

______________________
* The Eurona Foundation is a Liechtenstein trust controlled by Nathan Kirsh, who is the trustee of such entity.  The Eurona Foundation holds 100% of the shares of Ki Corporation Limited.  Ki Corporation Limited directly holds 7,107,290 ordinary shares of the Issuer.  Accordingly, Mr. Kirsh may be deemed to have the sole voting and dispositive power as to the 7,107,290 ordinary shares of the Issuer held by Ki Corporation Limited.

CUSIP No. M6786D 10 4
1	NAME OF REPORTING PERSON: Ki Corporation Limited I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not Applicable
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:(a)☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Jersey, Channel Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER: 0 SHARED VOTING POWER: 7,107,290 Ordinary Shares* SOLE DISPOSITIVE POWER: 0 SHARED DISPOSITIVE POWER: 7,107,290 Ordinary Shares*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 7,151,597 Ordinary Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 44.15%
14	TYPE OF REPORTING PERSON: CO

______________________
* The Eurona Foundation is a Liechtenstein trust controlled by Nathan Kirsh, who is the trustee of such entity.  The Eurona Foundation holds 100% of the shares of Ki Corporation Limited.  Ki Corporation Limited directly holds 7,107,290 ordinary shares of the Issuer.  Accordingly, Mr. Kirsh may be deemed to have the sole voting and dispositive power as to the 7,107,290 ordinary shares of the Issuer held by Ki Corporation Limited.

SCHEDULE 13D/A

This Amendment No. 13 is filed by Mr. Nathan Kirsh, The Eurona Foundation (the “Foundation”) and Ki Corporation Limited (“Ki Corporation”) (collectively, the “Reporting Persons”) pursuant to Rule 13d-2 of the Securities Exchange Act of 1934, as amended, and amends the initial Statement on Schedule 13D filed by the Reporting Persons on July 24, 2003 as last amended by Amendment No. 12 filed on December 21, 2012 (the initial Schedule 13D and together with the Amendments, the “Statement”).  This Statement corrects Amendment No. 12 with respect to the actual number of shares acquired by Ki Corporation.

The Statement relates to the ordinary shares, NIS 1.0 par value (“Ordinary Shares”), of Magal Security Systems, Ltd., an Israeli corporation (the “Issuer”), whose principal executive offices are located at 17 Altalef Street, Yahud Industrial Zone, 56100, Israel.

Item 3.  Source and Amount of Funds or Other Consideration.

ITEM 3 OF THIS STATEMENT IS HEREBY AMENDED TO ADD THE FOLLOWING:

On December 14, 2012, Ki Corporation entered into a Share Purchase Agreement (the “Share Purchase Agreement”) pursuant to which Ki Corporation was to acquire from certain shareholders 1,170,000 Ordinary Shares for a purchase price of $5.00 per share or $5,850,000 in the aggregate. The actual number of Ordinary Shares acquired was 1,125,693 shares for a price of $5,628,465.

The source of the funds for the acquisition of Ordinary Shares purchased by Ki Corporation pursuant to the Share Purchase Agreement was from working capital of Ki Corporation. No part of the purchase price was borrowed by Ki Corporation for the purpose of acquiring such securities.

Item 4.  Purpose of Transaction.

ITEM 4 OF THIS STATEMENT IS HEREBY AMENDED TO ADD THE FOLLOWING:

 The Reporting Persons reserve the right to purchase additional shares of the Issuer, either separately or together with other persons, to sell all or some of the shares beneficially owned by them, or to otherwise trade in the shares, in open market or private transactions, provided that in their judgment such transactions present an attractive  opportunity for profit.

The Reporting Persons do not currently have any plan or proposal, which relates to or would result in:

• the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
• an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries;
• a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;
• any change in the present board of directors or management of the Issuer, including any plan or proposal to change the number or term of directors or to fill any existing vacancies on the board;
• any material change in the present capitalization or dividend policy of the Issuer;
• any other material change in the Issuer's business or corporate structure;
• changes in the Issuer's charter or by-laws or other actions which may impede the acquisition of control of the Issuer by any person;
• a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

• a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or
• any action similar to any of those enumerated above.

Item 5.    Interest in Securities of the Issuer.

ITEM 5 OF THIS STATEMENT IS HEREBY AMENDED AND RESTATED TO READ IN ITS ENTIRETY AS FOLLOWS:

(a) The Reporting Persons are the beneficial owners of 7,107,290 Ordinary Shares of the Issuer held of record by Ki Corporation, or approximately 44.15% of the 16,098,022 Ordinary Shares of the Issuer’s issued and outstanding shares as of December 14, 2012.

(b) The Reporting Persons have shared power to vote or direct the vote and the shared power to dispose or direct the disposition of the 7,107,290 Ordinary Shares currently beneficially owned by the Reporting Persons.

(c) Except as previously described in Item 3 above, no transactions in the Common Shares have been effected by the Reporting Persons during the past 60 days.

(d) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares reported above in this Item 5.

(e) Not applicable.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned hereby certify that the information set forth in this Statement is true, complete and correct.

Date: 11 February, 2013

/s/Nathan Kirsh
Mr. Nathan Kirsh

The Eurona Foundation

/s/Nathan Kirsh

By: Nathan Kirsh
Title: Trustee

Ki Corporation Limited

/s/Nathan Kirsh

By: Nathan Kirsh
Title: Director